Exhibit 3.3

Dakota Real Estate Investment Trust

SHARE REPURCHASE PLAN

Dakota Real Estate Investment Trust, an unincorporated business trust registered in the State of North Dakota (the “Trust”), has adopted this Share Repurchase Plan (the “Plan”) effective as of June 16, 2020 (the “Effective Date”), to be administered by the Trust on the terms and conditions set forth below.

1.	Participation in the Plan.

a.	The Plan is available to holders of Class A Shares, Class B Shares, and Class I Shares (collectively, the “Shares”) of stock of the Trust (each such holder, including the estates, heirs or beneficiaries of such holders a “Shareholder”). Under the Plan and subject to the conditions and limitations described herein, Shareholders may request at any time that the Trust repurchase all or any portion of Shares held by such Shareholder if such repurchase otherwise complies with the provisions of North Dakota law.

b.	A Shareholder who wishes to have Shares repurchased must deliver to the Trust a written request on a form provided by the Trust and executed by the Shareholder, its trustee, or authorized agent.

c.	An estate or transfer on death beneficiary that wishes to have Shares of a deceased Shareholder repurchased following the death of a Shareholder must mail or deliver to the Trust a written request on a form provided by the Trust, including evidence acceptable to the Trust of the death of the Shareholder, and executed by the executor or executrix of the estate or beneficiary, or their trustee or authorized agent. Shares not repurchased may be passed to an heir or beneficiary following the death of a Shareholder. In the event, however, that the value of Shares (based on the “Share Price,” as such term is defined in Section 2 below) to be passed to an heir or beneficiary following the death of a Shareholder is less than $25,000 (in the case of Class B Shares), $50,000 (in the case of Class A Shares), or $50,000 (in the case of Class I Shares), the Trust may repurchase the Shares requested to be transferred at the Share Price.

d.	If the Shares are to be repurchased under any conditions outlined herein, the Trust will forward the documents necessary to effect the repurchase. Settlements of Share repurchases will be processed within one month following the end of the Trust’s fiscal quarter containing the date of the repurchase request or determination by the Trust to effect the repurchase under Sections 1.c. or 2.d. (the “Repurchase Date”). For the Trust to process a repurchase request, a Shareholder’s repurchase request and required documentation must be received in good order by the Trust by 4:00 p.m. (Central Time) on the second to last business day of the applicable fiscal quarter. The Board reserves the right, in its sole discretion, to process Share repurchases prior to the Repurchase Date in order to accommodate Required Minimum Distributions under a Shareholder’s Individual Retirement Account.

2.	Repurchase Price for Shares under the Plan.

a.	Unless otherwise provided herein, the repurchase price per Share (the “Repurchase Price”) for Class A Shares and Class B Shares shall equal 90% of the Share Price. Effective as of January 1, 2023, the Repurchase Price per Class A Share or Class B Share shall equal (i) 90% of the Share Price if the Shares have been outstanding for at least one year but less than five years; and (ii) 95% of the Share Price if the Shares have been outstanding for five or more years. As used herein, “Share Price” means the price per share at which Shares are then being offered by the Trust for purchase by investors (excluding any selling commissions and fees) and if there is no such offering, at the current estimated value per Share of the applicable class of Shares as determined by the Board of Trustees (the “Board”).

b.	Effective as of the Effective Date, the Repurchase Price per Class I Share shall equal (i) 90% of the Share Price if the Shares have been outstanding for at least one year but less than five years; (ii) 95% of the Share Price if the Shares have been outstanding for at least five years but less than ten years; and (iii) if the Shares have been outstanding for ten or more years, then the greater of (A) 100% of the Share Price minus $3,000, which will be paid to the Trust as a processing fee, or (B) 95% of the Share Price.

c.	No Shares my may be requested to be repurchased if they have not been held for a minimum of one year. For purposes of this holding period requirement, as well as the holding period determination under sections 2(a) and (b) above, the time the Shares have been held will include the period in which: (i) the Shares were held by an original purchaser who transferred such Shares as a gift to the current holder of the Shares; (ii) the Shares were held by an original purchaser of such Shares which were transferred to the current holder of the Shares as a result of the death of the original holder; and (iii) limited partnership units of the Partnership were held by the current holder of the Shares prior to the conversion or exchange of such units into Shares.

d.	A Shareholder may cancel his, her, or its repurchase request by notifying the Trust in writing, which notice must be received by the Trust at least five days prior to the Repurchase Date at 3003 32nd Ave. S., Suite 250, Fargo, ND 58103 or by e-mail at invest@dakotareit.com If the repurchase request is not cancelled at least five days prior to the Repurchase Date, the Shareholder will be contractually bound to the repurchase of the Shares and will not be permitted to cancel the repurchase request.

e.	In the event a transfer or repurchase of Shares results in any Shareholder failing to maintain a minimum balance of $25,000 (in the case of Class B Shares), $50,000 (in the case of Class A Shares), or $50,000 (in the case of Class I Shares) in value of Shares (based on the most recent estimated value per Share for the applicable class of Shares), the Trust may repurchase all of the Shares held by that Shareholder at the Share Price on the date the Trust determines that such Shareholder has failed to meet the minimum balance.

3.	Limits on Repurchases under the Plan.

a.	The Trust may repurchase fewer Shares than have been requested in any particular quarter to be repurchased under this Plan, or none at all, in its discretion at any time.

b.	Repurchases under the Plan with respect to any Trust fiscal quarter will be limited to the lesser of (i) (A) 50% of amounts reinvested pursuant to the Trust’s and the Partnership’s Distribution Reinvestment Plans during such quarter plus (B) 100% of proceeds from the Trust’s primary offering of Shares during such quarter, and (ii) the amount prescribed by the Board in its sole discretion.

c.	The Trust cannot guarantee that the funds set aside for the Plan will be sufficient to accommodate all repurchase requests made in any quarter. In the event that the Trust does not have sufficient funds available to repurchase all of the Shares for which repurchase requests have been submitted in any quarter, priority will be given as follows: (i) first, pro rata to accommodate Required Minimum Distributions under Shareholders’ Individual Retirement Accounts, but only in an amount the Board deems sufficient to satisfy such Required Minimum Distributions; (ii) second, pro rata as to any “hardship repurchases” (subject to the conditions and limitations set forth in Exhibit A attached hereto); (iii) third, pro rata as to any outstanding requests for repurchase from a prior quarter or quarters, with outstanding requests processed in order of least recent quarter for which unsatisfied requests remain outstanding to most recent quarter; and (iv) fourth, pro rata as to all other repurchase requests. In application of the foregoing priorities in distribution, the Trust will limit redemption requests to not more than $150,000 of Shares from any particular Shareholder during any 12 month period. All unsatisfied repurchase requests will automatically be considered for repurchase in the following quarter unless the Shareholder provides the Trust with a written request of the withdrawal pursuant to Section 2(b).

d.	The Trust may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of the Trust’s Shares or units of Dakota UPREIT Limited Partnership (the “Partnership”), and the Trust has no limits on the amounts it may pay from such sources.

e.	A Shareholder may not participate in the Plan unless and until such Shares have been outstanding for at least one year prior to the applicable Repurchase Date. Shareholders who have received Shares in exchange for Partnership units may include the period of time such Shareholder held such Partnership units for purposes of calculating the holding period for such Shares. The Trust may waive this minimum holding period requirement in its sole discretion, including in the event of a Shareholder death.

f.	Should repurchase requests, in the Trust’s judgment, place an undue burden on the Trust’s liquidity, adversely affect the Trust’s operations or risk having an adverse impact on the Trust as a whole, or should the Trust otherwise determine that investing its liquid assets in real properties or other illiquid investments rather than repurchasing the Shares is in the best interests of the Trust as a whole, the Trust may choose to repurchase fewer Shares than have been requested to be repurchased, or none at all.

4.	Amendment, Suspension or Termination of the Plan. The Board may amend, suspend (in whole or in part), or terminate the Plan at any time, in its sole discretion, and the Board reserves the right, in its sole discretion, to reject any repurchase request without prior notice. The Plan will terminate immediately if the Shares are listed on any national securities exchange.

5.	Status of Shares Repurchased under the Plan. Shares that the Trust repurchases under the Plan will have the status of authorized but unissued Shares of the same class as the Shares being repurchased.

6.	Absence of Liability. The Trust shall not have any responsibility or liability as to the value of the Shares or any change in the value of the Shares. The Trust shall not be liable for any act done in good faith, or for any good faith omission to act hereunder.

7.	Governing Law. This Plan shall be governed by the laws of the State of North Dakota.

EXHIBIT A

Requirements for Hardship Repurchases

Death. The Trust may repurchase Shares upon the death of a Shareholder who is a natural person, including Shares held by such Shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the Shareholder, the recipient of the Shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust.

Qualifying Disability. Furthermore, and subject to the conditions and limitations described below, the Trust may repurchase Shares held by a Shareholder who is a natural person, including Shares held by such Shareholder through a revocable grantor trust, or an IRA or other retirement or profit sharing plan, with a “qualifying disability,” as defined below, after receiving written notice from such Shareholder provided that the condition causing the qualifying disability was not pre-existing on the date that the Shareholder became a Shareholder.

In order for a disability to be considered a “qualifying disability,” (1) the Shareholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the Shareholder acquired the Shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the Shareholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (1) if the Shareholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (2) if the Shareholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the Shareholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (3) if the Shareholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the Shareholder’s discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a Shareholder to participate in the Plan on the terms applicable to Shareholders with a “qualifying disability” unless permitted in the discretion of the Board. Repurchase requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the Shareholder’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that the Trust deems acceptable and demonstrates an award of the disability benefits.

The Trust understands that the following disabilities do not entitle a worker to Social Security disability benefits: (i) disabilities occurring after the legal retirement age; (ii) temporary disabilities; or (iii) disabilities that do not render a worker incapable of performing substantial gainful activity. Therefore, such disabilities will not entitle a Shareholder to participate in the Plan except in the limited circumstances when the Shareholder is awarded disability benefits by the other “applicable governmental agencies” described above. However, where a Shareholder requests the repurchase of his or her Shares due to a disability, and such Shareholder does not have a “qualifying disability” under the terms described above, the Board may repurchase the Shareholder’s Shares in its sole discretion on the terms available for a qualifying disability.

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